SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

10 August 2012

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-162219) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Article 11 unaudited pro forma information

Unaudited pro forma condensed consolidated financial information

Basis of preparation
The unaudited pro forma condensed consolidated financial information (the "unaudited pro forma financial information") comprises the unaudited pro forma condensed consolidated balance sheet as at 30 June 2012 (the "unaudited pro forma balance sheet") and the unaudited pro forma condensed consolidated income statements for the six month periods ended 30 June 2012 and 30 June 2011 and the years ended 31 December 2011, 31 December 2010 and 31 December 2009 (the "pro forma income statements") based on the published audited annual financial statements of RBS, prepared in accordance with IFRS, and the published unaudited interim financial statements of RBS, prepared in accordance with IAS34, after giving effect to:

(a)	the distribution of those ABN AMRO businesses attributable to Santander and the Dutch State (the "other Consortium Members"); and
(b)	the divestment of certain businesses to meet the European Commission's State Aid requirements (see below).

The distribution to other Consortium Members has now substantially completed following legal separation of ABN AMRO N.V. which took place on 1 April 2010.

To comply with the European Commission's State Aid requirements, RBS has agreed to make a number of divestments to be completed within four years from December 2009, as follows:

•	Direct Line Group, formerly known as “RBS Insurance”
•
the RBS branch based business in England and Wales, the NatWest branch network in Scotland, along with the Direct SME customers across the UK (termed the 'UK Retail and UK Corporate businesses outlined for disposal')

•	RBS Sempra Commodities (acquired April 2008; majority sold during 2010)
•	Global Merchant Services (sold November 2010)

Collectively, the above are defined as the 'EC State Aid Divestments'.

The pro forma financial information has been prepared assuming the following:

•	pro forma balance sheet: the distribution to the other Consortium Members and EC State Aid Divestments had occurred on 30 June 2012;

•
pro forma income statements: (i) the divestment of Direct Line Group, which will be accounted for as a discontinued operation, and the distribution to the other Consortium members had occurred on 1 January 2009; (ii) the divestment of the RBS UK Retail and UK Corporate businesses outlined for disposal and the remaining business of RBS Sempra Commodities had occurred on 1 January 2011.

•	sale proceeds in respect of the EC State Aid Divestments not yet completed are received in cash and are equal to the net asset values of the businesses to be disposed of.

The pro forma financial information is presented for information purposes only and does not represent what the results of operations would actually have been had the distribution to other Consortium Members and EC State Aid Divestments occurred on the dates indicated nor is it necessarily indicative of the results of operations or the financial position that may or may be expected to be achieved in the future.

Article 11 unaudited pro forma information (continued)

Unaudited pro forma balance sheet as at 30 June 2012

	RBS (1)	RFS Minority Interest (2)	EC State Aid Divestments (3)	Pro forma RBS (4)
	£m	£m	£m	£m

Assets
Cash and balances at central banks	78,647	-	1,132	79,779
Loans and advances to banks	77,141	-	(2,763)	74,378
Loans and advances to customers	495,161	-	(1,157)	494,004
Debt securities and equity shares	200,717	-	(7,033)	193,684
Derivatives	486,432	-	(17)	486,415
Intangible assets	14,888	-	(1,114)	13,774
Property, plant and equipment	11,337	-	(86)	11,251
Other assets	50,866	(831)	(20,742)	29,293

Total assets	1,415,189	(831)	(31,780)	1,382,578

Liabilities
Deposits by banks	106,744	(65)	-	106,679
Customer accounts	501,719	-	-	501,719
Debt securities in issue	119,855	-	-	119,855
Settlement balances	15,126	-	-	15,126
Short positions	38,376	-	-	38,376
Derivatives	480,745	-	-	480,745
Subordinated liabilities	25,596	-	(516)	25,080
Other liabilities	51,812	(510)	(30,924)	20,378

Total liabilities	1,339,973	(575)	(31,440)	1,307,958

Non-controlling interests	1,200	(256)	(340)	604
Owners’ equity	74,016	-	-	74,016

Total equity	75,216	(256)	(340)	74,620

Total liabilities and equity	1,415,189	(831)	(31,780)	1,382,578

Notes:
(1)
The financial information for RBS has been extracted from the unaudited financial statements for the six months ended 30 June 2012 included on page 71 of the Form 6-K filed with the SEC on 8 August 2012.

(2)
The financial information for the RFS Minority Interest has been extracted from RBS's accounting records for the six months ended 30 June 2012 and represents those parts of the ABN AMRO businesses attributable to the other Consortium Members.

(3)
The financial information for the EC State Aid Divestments has been extracted from RBS's accounting records for the six months ended 30 June 2012 and represents those parts of the businesses agreed with the European Commission to be divested, namely Direct Line Group, the UK Retail and UK Corporate businesses outlined for disposal and the remaining business of RBS Sempra Commodities.

(4)	Adjusted pro forma unaudited balance sheet of RBS as at 30 June 2012 excluding those parts of the ABN AMRO businesses attributable to the other Consortium Members and the EC State Aid Divestments.

Article 11 unaudited pro forma information (continued)

Unaudited pro forma income statement for the six months ended 30 June 2012
	RBS (1)	RFS Minority Interest (2)	EC State Aid Divestments (3)	Pro forma RBS (4)
Continuing operations	£m	£m	£m	£m

Net interest income	5,970	10	(486)	5,494

Net fees and commissions	2,333	-	99	2,432
Income from trading activities	869	1	(2)	868
Gain on redemption of own debt	577	-	-	577
Other operating income (excluding insurance net premium income)	(353)	5	(86)	(434)
Insurance net premium income	1,867	-	(1,867)	-

Non-interest income	5,293	6	(1,856)	3,443

Total income	11,263	16	(2,342)	8,937
Operating expenses	(8,894)	1	743	(8,150)

Profit before insurance net claims and impairment losses	2,369	17	(1,599)	787
Insurance net claims	(1,225)	-	1,225	-
Impairment losses	(2,649)	-	67	(2,582)

Operating loss before tax	(1,505)	17	(307)	(1,795)
Tax	(429)	22	13	(394)

Loss from continuing operations	(1,934)	39	(294)	(2,189)

Loss attributable to:
Non-controlling interests	(23)	39	(4)	12
Preference shareholders	76	-	-	76
Ordinary shareholders	(1,987)	-	(290)	(2,277)

	(1,934)	39	(294)	(2,189)

Per 100p ordinary share (pence)

Continuing operations
Basic	(18.2)			(20.9)
Fully diluted	(18.2)			(20.9)

Number of shares (million)
Weighted average ordinary shares and effect of convertible B shares	10,912			10,912
Weighted average diluted ordinary shares and effect of convertible B shares	10,912			10,912

Notes:
(1)
The financial information for RBS has been extracted from the unaudited financial statements for the six months ended 30 June 2012 included on page 69 of the Form 6-K filed with the SEC on 8 August 2012.

(2)
The financial information for the RFS Minority Interest has been extracted from RBS's accounting records for the six months ended 30 June 2012 and represents those parts of the ABN AMRO businesses attributable to the other Consortium Members.

(3)
The financial information for the EC State Aid Divestments has been extracted from RBS's accounting records for the six months ended 30 June 2012 and represents those parts of RBS attributable to the businesses agreed with the European Commission to be divested, namely Direct Line Group, the UK Retail and UK Corporate businesses outlined for disposal and the remaining business of RBS Sempra Commodities.

(4)
Pro forma unaudited income statement of RBS for the six months ended 30 June 2012 excluding those parts of the ABN AMRO businesses attributable to the other Consortium Members and the EC State Aid Divestments.

Article 11 unaudited pro forma information (continued)

Unaudited pro forma income statement for the year ended 31 December 2011
	RBS (1)	RFS Minority Interest (2)	EC State Aid Divestments (3)	Pro forma RBS (4)
Continuing operations	£m	£m	£m	£m

Net interest income	12,679	8	(1,065)	11,622

Net fees and commissions	4,924	-	224	5,148
Income from trading activities	2,701	(1)	(1)	2,699
Gain on redemption of own debt	255	-	-	255
Other operating income (excluding insurance premium income)	4,122	(1)	(148)	3,973
Insurance net premium income	4,256	-	(4,256)	-

Non-interest income	16,258	(2)	(4,181)	12,075

Total income	28,937	6	(5,246)	23,697
Operating expenses	(18,026)	(1)	1,335	(16,692)

Profit before insurance net claims and impairment losses	10,911	5	(3,911)	7,005
Insurance net claims	(2,968)	-	2,968	-
Impairment losses	(8,709)	2	201	(8,506)

Operating loss before tax	(766)	7	(742)	(1,501)
Tax	(1,250)	-	121	(1,129)

Loss from continuing operations	(2,016)	7	(621)	(2,630)

Loss attributable to:
Non-controlling interests	(14)	7	18	11
Ordinary shareholders	(2,002)	-	(639)	(2,641)

	(2,016)	7	(621)	(2,630)

Per 100p ordinary share (pence)

Continuing operations (5)
Basic	(18.5)			(24.4)
Fully diluted	(18.5)			(24.4)

Number of shares (million) (5)
Weighted average ordinary shares and effect of convertible B shares	10,822			10,822
Weighted average diluted ordinary shares and effect of convertible B shares	10,822			10,822

Notes:
(1)
The financial information for RBS has been extracted from the audited financial statements for the year ended 31 December 2011 included on page 266 of the Form 20-F filed with the SEC on 27 March 2012.

(2)
The financial information for the RFS Minority Interest has been extracted from RBS's accounting records for the year ended 31 December 2011 and represents those parts of the ABN AMRO businesses attributable to the other Consortium Members.

(3)
The financial information for the EC State Aid Divestments has been extracted from RBS's accounting records for the year ended 31 December 2011 and represents those parts of RBS attributable to the businesses agreed with the European Commission to be divested, namely Direct Line Group, the UK Retail and UK Corporate businesses outlined for disposal and the remaining business of RBS Sempra Commodities.

(4)
Pro forma unaudited income statement of RBS for the year ended 31 December 2011 excluding those parts of the ABN AMRO businesses attributable to the other Consortium Members and the EC State Aid Divestments.

(5)	Prior period data have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares, which took effect in June 2012.

Article 11 unaudited pro forma information (continued)

Unaudited pro forma income statement for the six months ended 30 June 2011
	RBS (1)	RFS Minority Interest (2)	Direct Line Group (3)	Pro forma RBS (4)
Continuing operations	£m	£m	£m	£m

Net interest income	6,528	5	(197)	6,336

Net fees and commissions	2,759	-	161	2,920
Income from trading activities	1,982	-	-	1,982
Gain on redemption of own debt	255	-	-	255
Other operating income (excluding insurance premium income)	1,533	(2)	(73)	1,458
Insurance net premium income	2,239	-	(2,239)	-

Non-interest income	8,768	(2)	(2,151)	6,615

Total income	15,296	3	(2,348)	12,951
Operating expenses	(9,332)	(1)	410	(8,923)

Profit before insurance net claims and impairment losses	5,964	2	(1,938)	4,028
Insurance net claims	(1,705)	-	1,705	-
Impairment losses	(5,053)	-	-	(5,053)

Operating loss before tax	(794)	2	(233)	(1,025)
Tax	(645)	1	55	(589)

Loss from continuing operations	(1,439)	3	(178)	(1,614)

Loss attributable to:
Non-controlling interests	(10)	3	-	(7)
Ordinary shareholders	(1,429)	-	(178)	(1,607)

	(1,439)	3	(178)	(1,614)

Per 100p ordinary share (pence)

Continuing operations (5)
Basic	(13.2)			(14.9)
Fully diluted	(13.2)			(14.9)

Number of shares (million) (5)
Weighted average ordinary shares and effect of convertible B shares	10,789			10,789
Weighted average diluted ordinary shares and effect of convertible B shares	10,789			10,789

Notes:
(1)
The financial information for RBS has been extracted from the unaudited financial statements for the six months ended 30 June 2011 included on page 69 of the Form 6-K filed with the SEC on 8 August 2012.

(2)
The financial information for the RFS Minority Interest has been extracted from RBS's accounting records for the six months ended 30 June 2011 and represents those parts of the ABN AMRO businesses attributable to the other Consortium Members.

(3)
The financial information for Direct Line Group has been extracted from RBS's accounting records for the six months ended 30 June 2011 and represents the business agreed with the European Commission as being for disposal.

(4)	Pro forma unaudited income statement of RBS for the six months ended 30 June 2011 excluding those parts of the ABN AMRO businesses attributable to the other Consortium Members and Direct Line Group.
(5)	Prior period data have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares, which took effect in June 2012.

Article 11 unaudited pro forma information (continued)

Unaudited pro forma income statement for the year ended 31 December 2010
	RBS (1)	RFS Minority Interest (2)	Direct Line Group (3)	Pro forma RBS (4)
Continuing operations	£m	£m	£m	£m

Net interest income	14,209	(9)	(427)	13,773

Net fees and commissions	5,982	1	319	6,302
Income from trading activities	4,517	(4)	-	4,513
Gain on redemption of own debt	553	-	-	553
Other operating income (excluding insurance premium income)	1,479	154	(124)	1,509
Insurance net premium income	5,128	-	(5,013)	115

Non-interest income	17,659	151	(4,818)	12,992

Total income	31,868	142	(5,245)	26,765
Operating expenses	(18,228)	8	771	(17,449)

Profit before insurance net claims and impairment losses	13,640	150	(4,474)	9,316
Insurance net claims	(4,783)	-	4,698	(85)
Impairment losses	(9,256)	-	21	(9,235)

Operating loss before tax	(399)	150	245	(4)
Tax	(634)	(29)	(68)	(731)

Loss from continuing operations	(1,033)	121	177	(735)

Loss attributable to:
Non-controlling interests	(60)	121	-	61
Preference shareholders	105	-	-	105
Paid-in equity holders	19	-	-	19
Ordinary shareholders	(1,097)	-	177	(920)

	(1,033)	121	177	(735)

Per 100p ordinary share (pence)

Continuing operations (5)
Basic	(4.5)			(2.9)
Fully diluted	(4.5)			(2.9)

Number of shares (million) (5)
Weighted average ordinary shares and effect of convertible B shares	10,725			10,725
Weighted average diluted ordinary shares and effect of convertible B shares	10,725			10,725

Notes:
(1)
The financial information for RBS has been extracted from the audited financial statements for the year ended 31 December 2010 included on page 266 of the Form 20-F filed with the SEC on 27 March 2012.

(2)
The financial information for the RFS Minority Interest has been extracted from RBS's accounting records for the year ended 31 December 2010 and represents those parts of the ABN AMRO businesses attributable to the other Consortium Members.

(3)
The financial information for Direct Line Group has been extracted from RBS's accounting records for the year ended 31 December 2010 and represents the business agreed with the European Commission to be divested.

(4)	Pro forma unaudited income statement of RBS for the year ended 31 December 2010 excluding those parts of the ABN AMRO businesses attributable to the other Consortium Members and Direct Line Group.
(5)	Prior period data have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares, which took effect in June 2012.

Article 11 unaudited pro forma information (continued)

Unaudited pro forma income statement for the year ended 31 December 2009
	RBS (1)	RFS Minority Interest (2)	Direct Line Group (3)	Adjusted Pro forma RBS (4)
Continuing operations	£m	£m	£m	£m

Net interest income	13,388	179	(460)	13,107

Net fees and commissions	5,948	-	486	6,434
Income from trading activities	3,761	45	-	3,806
Gain on redemption of own debt	3,790	-	-	3,790
Other operating income (excluding insurance premium income)	873	97	(336)	634
Insurance net premium income	5,266	-	(5,138)	128

Non-interest income	19,638	142	(4,988)	14,792

Total income	33,026	321	(5,448)	27,899
Operating expenses	(17,417)	35	849	(16,533)

Profit before insurance net claims and impairment losses	15,609	356	(4,599)	11,366
Insurance net claims	(4,357)	-	4,223	(134)
Impairment losses	(13,899)	-	8	(13,891)

Operating loss before tax	(2,647)	356	(368)	(2,659)
Tax	429	(90)	61	400

Loss from continuing operations	(2,218)	266	(307)	(2,259)

Loss attributable to:
Non-controlling interests	382	266	-	648
Preference shareholders	878	-	-	878
Paid-in equity holders	57	-	-	57
Ordinary shareholders	(3,535)	-	(307)	(3,842)

	(2,218)	266	(307)	(2,259)

Per 100p ordinary share (pence)

Continuing operations (5)
Basic	(63.1)			(68.9)
Fully diluted	(63.1)			(68.9)

Number of shares (million) (5)
Weighted average ordinary shares and effect of convertible B shares	5,289			5,289
Weighted average diluted ordinary shares and effect of convertible B shares	5,289			5,289

Notes:
(1)	The financial information for RBS has been extracted from the audited financial statements for the year to 31 December 2009 included on page 266 of the Form 20-F filed with the SEC on 27 March 2012.
(2)
The financial information for the RFS Minority Interest has been extracted from RBS's accounting records for the year ended 31 December 2009 and represents those parts of the ABN AMRO businesses attributable to the other Consortium Members.

(3)
The financial information for Direct Line Group has been extracted from RBS’s accounting records for the year ended 31 December 2009 and represents the business agreed with the European Commission to be divested.

(4)	Pro forma unaudited income statement of RBS for the year ended 31 December 2009 excluding those parts of the ABN AMRO businesses attributable to the other Consortium Members and Direct Line Group.
(5)	Prior period data have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares, which took effect in June 2012.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant was duly caused this report to be signed on behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc
Registrant

/s/ Rajan Kapoor
Rajan Kapoor Group Chief Accountant 10 August 2012